

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2014

Via E-mail
Mr. Torgrim Reitan
Executive Vice President and Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway

> **Re:** **Statoil ASA**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed March 21, 2014**
> **File No. 001-15200**

Dear Mr. Reitan:

We have reviewed your filing and response letter have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Business Overview

Production Volumes and Prices

Entitlement Production

1.   We note from your response to comment 2 in out letter dated September 19, 2014 that the Troll field is the only field that contains more than 15% of your total proved reserves. We re-issue our comment in-part as the production figures presented in your filing for the Troll Phase 1 (gas) and Troll Phase 2 (oil) are expressed in terms of average daily rates expressed as mboe/day for the period ending December 31, 2013. Please expand your disclosure relating to the Troll field to provide the annual produced volumes for each of

the last three fiscal years, by product type sold, of oil and natural gas. Refer to the disclosure requirements in Item 1204(a) of Regulation S-K.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director